The Atlantic Building

950 F Street, NW

Washington, DC  20004-1404

202-239-3300 | Fax: 202-654-4952

Dennis O. Garris	Direct Dial: 202-239-3452	Email: dennis.garris@alston.com

May 4, 2017

David L. Orlic, Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:                 Citi Trends, Inc.

Definitive Additional Soliciting Materials on Schedule 14A

Filed April 11, 2017

File No. 000-51315

Dear Mr. Orlic,

On behalf of our client, Citi Trends, Inc., a Delaware corporation (“Citi Trends” or the “Company”), we are writing to respond to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated April 24, 2017 in connection with your review of the Definitive Additional Soliciting Materials on Schedule 14A filed by the Company with the Commission on April 11, 2017 (the “Company’s Additional Soliciting Materials”).  For ease of reference, the text of the Staff’s comment is set forth in this letter in bold with our response immediately following the bolded comment.

1.              Please provide support for the following statements and consider providing more detailed disclosure to shareholders regarding the composition of the referenced, apparently varied peer groups:

•                  “The Company has generated a total stockholder return of 50.3% over the past five years, a period during which many of our small-cap, specialty retail peers experienced significant declines or financial restructurings.”

•                  “The Board’s Shift in Strategy has allowed the Company to Outperform its Peers.”

•                  “Benchmarked against other small-cap retail apparel companies, Citi Trends’ total stockholder returns have consistently outperformed its peers on a 1-, 3- and 5-year basis.”

•                  “The Company’s gross margin, operating margin and adjusted EBITDA have all showed significant growth compared to its small-cap retail apparel peers.”

•                  “Over the last five years, Citi Trends has delivered a total stockholder return of 50.3%, compared to 25.1% from the S&P 600 Retailing Index and a negative 34.3% from Citi Trends’ peers.”

•                  “After successfully pivoting out of a downturn that claimed some of its specialty retail peers, Citi Trends has a proven, well-defined strategy to position the Company for higher growth and higher value.”

Atlanta | Beijing | Brussels | Charlotte | Dallas | Los Angeles | New York | Research Triangle | San Francisco | Silicon Valley | Washington, D.C.

In response to the Staff’s comment, the Company’s peer group referenced in each of the above statements is the peer group set forth in the Company’s proxy statement on Schedule 14A for the 2017 annual meeting of stockholders filed by the Company with the Commission on April 3, 2017.  This peer group was approved by the Board of Directors of the Company in August 2016 and is comprised of Boot Barn Holdings, Inc. (BOOT), The Buckle Inc. (BKE), The Cato Corporation (CATO), Christopher & Banks Corporation (CBK), Destination Maternity Corporation (DEST), Destination XL Group, Inc. (DXLG), Five Below, Inc. (FIVE), Francesca’s Holdings Corporation (FRAN), Gordmans Store’s Inc. (GMAN), Hibbett Sports, Inc. (HIBB), New York & Company, Inc. (NWY), Shoe Carnival, Inc. (SCVL), Stage Stores, Inc. (SSI), Stein Mart, Inc. (SMRT), Tilly’s, Inc. (TLYS), and Zumiez Inc. (ZUMZ) (collectively, the “Peer Group”); provided, however, solely with respect to the statement in bullet four above, GMAN is not included within the Peer Group because it filed for bankruptcy on March 13, 2017.  All of this information is publicly available.  We note that additional information regarding the Peer Group and the statements above, all based on public information has been made publicly available by the Company in the investor presentation filed by the Company with the Commission on April 27, 2017 as Definitive Additional Soliciting Materials on Schedule 14A (the “Investor Presentation”).

•                  “The Company has generated a total stockholder return of 50.3% over the past five years, a period during which many of our small-cap, specialty retail peers experienced significant declines or financial restructurings.”

•                  “Benchmarked against other small-cap retail apparel companies, Citi Trends’ total stockholder returns have consistently outperformed its peers on a 1-, 3- and 5-year basis.”

•                  “Over the last five years, Citi Trends has delivered a total stockholder return of 50.3%, compared to 25.1% from the S&P 600 Retailing Index and a negative 34.3% from Citi Trends’ peers.”

The references to Citi Trends’ total stockholder return in the three statements above are supported by publicly available information set forth in the table attached hereto as Exhibit A, which provides the total stockholder return for the Company, the Peer Group and the S&P 600 Retailing Index for the 1-, 3- and 5-year periods ended March 8, 2017.  Specifically, Exhibit A illustrates that, for the 5-year period from March 8, 2012 to March 8, 2017, the Company delivered a total stockholder return of 50.3%.

•                  “The Company has generated a total stockholder return of 50.3% over the past five years, a period during which many of our small-cap, specialty retail peers experienced significant declines or financial restructurings.”

The statement above is supported by Exhibit A, which illustrates the decline in total stockholder return of many members of the Peer Group.  Specifically, for the 5-year period ended March 8, 2017, Citi Trends’ outperformed all but one of its Peer Group constituents, Shoe Carnival, Inc.  In addition, over the same 5-year period, for 11 of the 13 members of the Peer Group for which data is available, the total stockholder returns are negative.  The statement is also supported by the fact that over the past five years, three of the companies that had previously been included in the Company’s proxy peer group have been removed because such companies have declared bankruptcy — Body Central Corp. in 2015, The Wet Seal, Inc. in 2015 and Pacific Sunwear of California, Inc. in 2016.

•                  “The Board’s Shift in Strategy has allowed the Company to Outperform its Peers.”

2

•                  “Benchmarked against other small-cap retail apparel companies, Citi Trends’ total stockholder returns have consistently outperformed its peers on a 1-, 3- and 5-year basis.”

•                  “Over the last five years, Citi Trends has delivered a total stockholder return of 50.3%, compared to 25.1% from the S&P 600 Retailing Index and a negative 34.3% from Citi Trends’ peers.”

The statements above are supported by Exhibit A, which illustrates that the Company’s total stockholder returns have outperformed the median total stockholder returns for the Peer Group on a 1-, 3- and 5-year basis and outperformed the S&P 600 Retailing Index on a 3- and 5-year basis.

•                  “The Company’s gross margin, operating margin and adjusted EBITDA have all showed significant growth compared to its small-cap retail apparel peers.”

The statement above is supported by publicly available information set forth in the table attached hereto as Exhibit B, which provides the gross margin, operating margin and adjusted EBITDA for the Company and its Peer Group constituents (not including GMAN, which filed for bankruptcy on March 13, 2017) for fiscal years 2012 through 2016.  Specifically, Exhibit B illustrates that:

o                 The Company’s gross margin improved from 34.8% for fiscal year 2012 to 38.4% for fiscal year 2016.  Over that same period, the mean gross margin for its Peer Group dropped from 37.6% to 35.5% and the median gross margin for its Peer Group dropped from 36.1% to 34.8%.

o                 The Company’s operating margin improved from -0.7% for fiscal year 2012 to 2.7% for fiscal year 2016.  Over that same period, the mean operating margin for its Peer Group fell from 8.5% to 4.1% and the median operating margin for its Peer Group fell from 6.6% to 3.8%.

o                 The Company’s adjusted EBITDA increased from 3.1% for fiscal year 2012 to 5.2% for fiscal year 2016.  Over that same period, the mean adjusted EBITDA for its Peer Group decreased from 11.4% to 8.2% and the median adjusted EBITDA for its Peer Group decreased from 9.8% to 7.9%.

•                  “After successfully pivoting out of a downturn that claimed some of its specialty retail peers, Citi Trends has a proven, well-defined strategy to position the Company for higher growth and higher value.”

The statement above is supported by publicly available information set forth in Exhibit C, which highlights the abovementioned bankruptcies of three of the Company’s former proxy peers — Body Central Corp., The Wet Seal, Inc. and Pacific Sunwear of California, Inc.  Exhibit C also illustrates that since 2012 (the year the Company initiated a change in strategy in response to a sector downturn and changes in its market), total stockholder returns were negative for most of the Company’s 2012 proxy peers for the 5-year period ended March 8, 2017 — namely, bebe stores, Inc., Stage Stores, Inc., Destination Maternity Corporation, The Buckle, Inc., Christopher & Banks Corporation, Zumiez Inc., New York & Company, Inc., Destination XL Group, Inc., and Finish Line Inc. — while the Company’s total stockholder return for the same period was 50.3%.

3

Thank you for your consideration of the Company’s response to the Staff’s comment and we appreciate your review and assistance.  If you have any questions regarding this response, please do not hesitate to contact me at (202) 239-3452.

Sincerely,

/s/ Dennis O. Garris

Dennis O. Garris

cc:                                R. Edward Anderson

Citi Trends, Inc.

4

Exhibit A

Start Date	3/8/2016	3/8/2014	3/8/2012
End Date	3/8/2017	3/8/2017	3/8/2017

2017 Proxy Peers	Ticker	1Y TSR (3/8/2016 - 3/8/2017)	3Y TSR (3/8/2014 - 3/8/2017)	5Y TSR (3/8/2012 - 3/8/2017)
Boot Barn Holdings, Inc.	BOOT	(5.2)%
The Buckle Inc.	BKE	(37.4)%	(53.3)%	(46.1)%
The Cato Corporation	CATO	(35.2)%	(13.8)%	7.7%
Christopher & Banks Corporation	CBK	(23.2)%	(78.5)%	(35.2)%
Destination Maternity Corporation	DEST	(43.4)%	(80.9)%	(68.4)%
Destination XL Group, Inc.	DXLG	(47.9)%	(56.8)%	(24.6)%
Five Below, Inc.	FIVE	1.8%	0.9%
Francesca’s Holdings Corporation	FRAN	(11.0)%	(19.0)%	(33.5)%
Gordmans Stores, Inc.	GMAN	(94.0)%	(97.7)%	(98.7)%
Hibbett Sports, Inc.	HIBB	(24.5)%	(52.4)%	(45.4)%
New York & Company, Inc.	NWY	(11.2)%	(47.9)%	(31.5)%
Shoe Carnival, Inc.	SCVL	7.3%	(2.3)%	61.5%
Stage Stores, Inc.	SSI	(71.9)%	(89.2)%	(82.0)%
Stein Mart, Inc.	SMRT	(61.9)%	(66.9)%	(18.4)%
Tilly’s, Inc.	TLYS	42.0%	(1.8)%
Zumiez Inc.	ZUMZ	0.0%	(13.4)%	(34.3)%

2017 Peer Group Median		(23.8)%	(52.4)%	(34.3)%
Citi Trends, Inc.	CTRN	(9.5)%	7.4%	50.3%

S&P 600 Retailing Index	SP424(1)	0.4%	(14.7)%	25.1%

Source: FactSet

(1) FactSet Ticker for S&P 600 Retailing Index

Exhibit B

Gross Margin %

	Fiscal
Company	2012	2013	2014	2015	2016
Hibbett Sports, Inc.	36.5%	36.3%	35.8%	35.3%	34.8%
Francesca’s Holdings Corporation	53.5%	51.7%	47.0%	47.%7	46.9%
Five Below, Inc.	35.8%	35.1%	35.0%	35.1%	35.7%
Destination XL Group, Inc.	46.2%	45.6%	45.9%	46.1%	45.5%
Boot Barn Holdings, Inc.	n/a	33.4%	33.1%	31.5%	29.7%
The Buckle, Inc.	44.4%	44.3%	44.0%	43.0%	40.7%
The Cato Corporation	38.4%	37.9%	39.1%	39.0%	37.1%
Christopher & Banks Corporation	29.4%	34.7%	35.3%	33.7%	33.6%
Destination Maternity Corporation	54.1%	53.9%	48.5%	49.3%	52.4%
New York & Company, Inc.	27.4%	28.1%	27.1%	27.9%	28.4%
Shoe Carnival, Inc.	30.1%	29.3%	29.1%	29.5%	28.9%
Stage Stores, Inc.	28.2%	27.1%	27.5%	24.7%	20.7%
Stein Mart, Inc.	27.8%	29.1%	29.3%	28.3%	26.4%
Tilly’s, Inc.	31.6%	30.4%	30.0%	30.4%	29.6%
Zumiez Inc.	43.5%	43.5%	43.3%	42.2%	42.0%

Mean	37.6%	37.4%	36.7%	36.3%	35.5%
Median	36.1%	35.1%	35.3%	35.1%	34.8%

Citi Trends, Inc.	34.8%	36.6%	37.6%	39.0%	38.4%

Operating Margin %

	Fiscal
Company	2012	2013	2014	2015	2016
Hibbett Sports, Inc.	14.2%	13.4%	12.9%	11.9%	9.9%
Francesca’s Holdings Corporation	26.3%	21.8%	14.0%	14.2%	13.9%
Five Below, Inc.	9.0%	10.0%	11.3%	11.2%	11.4%
Destination XL Group, Inc.	3.5%	(3.5)%	(2.1)%	(1.2)%	0.2%
Boot Barn Holdings, Inc.	n/a	n/a	8.4%	6.2%	5.7%
The Buckle, Inc.	23.0%	22.8%	22.3%	20.5%	15.7%
The Cato Corporation	10.1%	8.8%	8.9%	9.5%	4.4%
Christopher & Banks Corporation	(3.7)%	2.0%	2.2%	(2.9)%	(4.9)%
Destination Maternity Corporation	6.6%	7.0%	(3.6)%	(1.2)%	(1.0)%
New York & Company, Inc.	0.2%	0.3%	(1.7)%	(0.9)%	(1.7)%
Shoe Carnival, Inc.	5.7%	4.9%	4.5%	4.7%	3.8%
Stage Stores, Inc.	4.3%	2.7%	3.9%	0.5%	(4.0)%
Stein Mart, Inc.	2.9%	3.2%	3.4%	3.1%	0.3%
Tilly’s, Inc.	6.7%	6.0%	4.5%	3.3%	3.4%
Zumiez Inc.	10.2%	10.1%	8.8%	5.7%	4.8%

Mean	8.5%	7.8%	6.5%	5.6%	4.1%
Median	6.6%	6.5%	4.5%	4.7%	3.8%

Citi Trends, Inc.	(0.7)%	(0.1)%	1.7%	3.5%	2.7%

Adjusted EBITDA Margin %

	Fiscal
Company	2012	2013	2014	2015	2016
Hibbett Sports, Inc.	15.8%	15.0%	14.7%	13.7%	11.9%
Francesca’s Holdings Corporation	28.7%	24.8%	18.1%	18.2%	17.9%
Five Below, Inc.	11.3%	12.6%	13.9%	13.8%	14.1%
Destination XL Group, Inc.	7.4%	1.9%	3.7%	5.3%	7.0%
Boot Barn Holdings, Inc.	n/a	n/a	11.7%	10.7%	8.8%
The Buckle, Inc.	26.0%	25.7%	25.0%	23.4%	19.0%
The Cato Corporation	12.7%	11.5%	11.4%	11.9%	8.2%
Christopher & Banks Corporation	(0.6)%	5.1%	5.1%	0.5%	(0.9)%
Destination Maternity Corporation	9.2%	9.6%	2.0%	4.0%	5.0%
New York & Company, Inc.	3.4%	3.8%	2.3%	2.5%	1.4%
Shoe Carnival, Inc.	7.6%	7.0%	6.7%	7.2%	6.5%
Stage Stores, Inc.	8.3%	8.0%	7.8%	6.6%	4.0%
Stein Mart, Inc.	4.9%	6.4%	6.3%	5.4%	3.0%
Tilly’s, Inc.	10.3%	10.3%	8.8%	8.1%	7.9%
Zumiez Inc.	14.6%	13.6%	13.1%	9.9%	8.5%

Mean	11.4%	11.1%	10.0%	9.4%	8.2%
Median	9.8%	9.9%	8.8%	8.1%	7.9%

Citi Trends, Inc.	3.1%	3.5%	4.7%	6.3%	5.2%

Exhibit C

Since Shifting Our Strategy, Most of Our 2012 Proxy Peers Have Substantially Declined, Gone Bankrupt or Been Sold

Total Stockholder Return

Relevant
Bankruptcies /
Liquidations in
Our Sector

2017

Bebe Stores(2)
Payless
Rue21(3)

2016

Aéropostale
Joyce Leslie
PacSun

2015

Body Central
Deb Shops
Simply Fashion
Wet Seal

2014

Ashley Stewart
Conway / CW Price
dELiA*s
Dots
Love Culture

CTRN 2012 Proxy Peers	(3/8/2012-3/8/2017)
Body Central	Declared Bankruptcy in 2015
The Wet Seal	Declared Bankruptcy in 2015
PacSun	Declared Bankruptcy in 2016
bebe stores	(92.0)%
Stage Stores	(82.0)%
Destination Maternity	(68.4)%
The Buckle	(46.1)%
Christopher & Banks	(35.2)%
Zumiez	(34.3)%
New York & Company	(31.5)%
Destination XL Group(1)	(24.6)%
The Finish Line	(24.0)%
The Cato Corporation	7.7%
Hot Topic	Acquired by Sycamore Partners in 2013
Jos. A. Bank Clothiers	Acquired by Men’s Wearhouse in 2014
rue 21	Acquired by Apax Partners in 2013

Citi Trends	50.3%

(1) Formerly Casual Male Retail Group

(2) Recently announced plan to liquidate all merchandise and inventory and close all stores by the end of May 2017.

(3) Recently announced plan to close 400 stores. Per media reports the company has reached forbearance agreements with lenders and is facing default on some of its debt (Source: Reuters, http://www.reuters.com/article/us-rue-21-bankruptcy-ldUSKBN1782C9 )